December 18, 2008

Cicely LaMothe, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Dear Ms. LaMothe:

Thank you for your comments with respect to your review of our SEC filings. This letter is in response to your comment letter to Futures Portfolio Fund, Limited Partnership (File No. 000-50728) dated December 9, 2008.

Form 10-K for the year ended December 31, 2007

Exhibits 31.01 and 31.02

Comment 1: We noted that your certifications were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Specifically, we noted the omission of paragraph 4(b) of the certification required by Exchange Act Rule 13a-14(a) referring to internal control over financial reporting.

Response: Please find attached amended Principal Executive Officer and Principal Financial Officer certifications under Item 601(B)(31)(i) of Regulation S-K. These amended certifications do not include Item 3, which refers to financial information not included in this amendment. The amendment to the comment above will be filed as an abbreviated amendment of Form 10-K as of December 31, 2007, upon approval of this response.

Forms 10-Q for the quarters ended March 31, 2008, June 30, 2008 and September 30, 2008

Exhibits 31.01 and 31.02

Comment 2: We noted that the identification of the certifying individual at the beginning of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.

Response: The Principal Executive Officer and Principal Financial Officer confirm these certifications were signed in a personal capacity and that future filings will exclude the title of the certifying individual from the opening sentence.

Futures Portfolio Fund, Limited Partnership (the “Company) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert staff comments as a defense in any proceeding initiation by the Commission or any person under the federal securities laws of the United States.

If you require further clarification or need additional information, please feel free to contact me directly at (240) 631-9808.

Kind regards,

Futures Portfolio Fund, Limited Partnership

/s/ Kenneth E. Steben
By:
Kenneth E. Steben
President, Chief Executive Officer and Director of the General Partner
(Principal Executive Officer)

/s/ Ahmed S. Hassanein
By:
Ahmed S. Hassanein
Chief Operating Officer, Chief Financial Officer and Director of the General Partner
(Principal Financial and Accounting Officer)

Exhibit 31.01 (Amended)

Rule 13a-14(a)/15d-14(a) Certifications

I, Kenneth E. Steben, certify that:

1.	I have reviewed this report on Form 10-K of Futures Portfolio Fund Limited Partnership;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter ( the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a.
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 28, 2008

/s/ Kenneth E. Steben
By:
Kenneth E. Steben
President, Chief Executive Officer and Director of the General Partner
(Principal Executive Officer)

Exhibit 31.02 (Amended)

Rule 13a-14(a)/15d-14(a) Certifications

I, Ahmed S. Hassanein, certify that:

1.	I have reviewed this report on Form 10-K of Futures Portfolio Fund Limited Partnership;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

4.
The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)
Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)
Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)
Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter ( the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: March 28, 2008

/s/ Ahmed S. Hassanein
By:
Ahmed S. Hassanein
Chief Operating Officer, Chief Financial Officer and Director of the General Partner
(Principal Financial and Accounting Officer)